Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2021 Financial Results

SHANGHAI, China, March 30, 2022 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Financial Highlights

	Three Months Ended			Twelve Months Ended
In millions, except percentages	December 31, 2020	December 31, 2021	Year-over- Year % Change	December 31, 2020	December 31, 2021	Year-over- Year % Change
Total revenues	$132.7	$113.2	(14.8%)	$398.2	$446.1	12.0%
- Apparel sales	$62.2	$77.9	25.2%	$157.9	$274.2	73.6%
Gross margin	44.9%	47.2%		44.2%	46.3%
Net (loss) / income	$(3.2)	$8.7		$13.3	$13.5	0.8%
Adjusted EBITDA	$(0.5)	$16.2		$22.8	$27.9	22.3%

	As of December 31,	As of December 31,
In millions	2020	2021
Cash, cash equivalents and restricted cash	$65.5	$59.6

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “Total revenues for the full year 2021 increased by 12.0% year-over-year to $446.1 million from $398.2 million in 2020. Total revenues for the fourth quarter were $113.2 million, compared with $132.7 million in the same quarter of 2020, while gross margin improved to 47.2%, compared with 44.9% in the same quarter of 2020. To navigate the near-term headwinds we have mentioned since last quarter, we continued to focus our efforts primarily on higher margin category like apparel. As a result, apparel sales represented 70.5% of our total product sales during the fourth quarter of 2021, up by 25.2% to $77.9 million, compared with $62.2 million of the same quarter in the prior year. This is a testament to our strengths in apparel and the overall effective optimization of our product mix. We stand by our proven growth strategies to maintain competitive pricing on a wide selection of quality products, and establish long-term close collaborations with our suppliers to offer the best value-for-money and globally sourced products on our shopping platforms. To do this, our investments in technology grew by 34% year-over-year to $20 million in 2021 compared with $15 million a year ago, which we believe will help us increase our competitive edge in global retail markets.”

“It has not been an easy year, but thanks to our dedicated team, we have the expertise and the resources to continue expanding our globally sourced quality products, and to provide excellent value-added services and a reliable shopping experience to customers in over 140 countries. We believe this is the cornerstone of a healthy business and the path to better revenue growth. As the global economy reopens, we are well positioned to remain firmly on course with our growth momentum and identify new growth opportunities,” said Mr. He.

Fourth Quarter 2021 Financial Results

Total revenues decreased 14.8% year-over-year to $113.2 million from $132.7 million in the same quarter of 2020. Revenues generated from product sales were $110.5 million, compared with $129.5 million in the same quarter of 2020. Revenues from services and others were $2.7 million, compared with $3.2 million in the same quarter of 2020. Included in product sales, revenues from apparel increased by 25.2% to $77.9 million in the fourth quarter of 2021, compared with $62.2 million in the same quarter of 2020. Revenues from apparel represented 70.5% of total product sales in the fourth quarter of 2021, and 48.1% in the same quarter of 2020.

Total cost of revenues was $59.8 million in the fourth quarter of 2021, compared with $73.1 million in the same quarter of 2020. Cost for product sales was $58.2 million in the fourth quarter of 2021, compared with $71.7 million in the same quarter of 2020. Cost for services and others was $1.6 million in the fourth quarter of 2021, compared with $1.4 million in the same quarter of 2020.

Gross profit in the fourth quarter of 2021 was $53.4 million, compared with $59.6 million in the same quarter of 2020. Gross margin was 47.2% in the fourth quarter of 2021, compared with 44.9% in the same quarter of 2020. The increase in gross margin was a result of the Company’s continuous efforts to optimize our product mix.

Total operating expenses in the fourth quarter of 2021 were $60.9 million, compared with $62.3 million in the same quarter of 2020.

•	Fulfillment expenses in the fourth quarter of 2021 were $7.5 million, compared with $8.8 million in the same quarter of 2020. As a percentage of total revenues, fulfillment expenses were 6.7% in the fourth quarter of 2021, compared with 6.7% in the same quarter of 2020 and 7.3% in the third quarter of 2021.

•	Selling and marketing expenses in the fourth quarter of 2021 were $41.1 million, compared with $44.0 million in the same quarter of 2020. As a percentage of total revenues, selling and marketing expenses were 36.3% for the fourth quarter of 2021, compared with 33.1% in the same quarter of 2020 and 34.4% in the third quarter of 2021.

•	G&A expenses in the fourth quarter of 2021 were $12.5 million, compared with $10.5 million in the same quarter of 2020. As a percentage of total revenues, G&A expenses were 11.1% for the fourth quarter of 2021, compared with 7.9% in the same quarter of 2020 and 9.4% in the third quarter of 2021. Included in G&A expenses, R&D expenses in the fourth quarter of 2021 were $4.9 million, compared with $4.8 million in the same quarter of 2020 and $5.5 million in the third quarter of 2021.

Loss from operations was $7.5 million in the fourth quarter of 2021, compared with $2.7 million in the same quarter of 2020.

Other income, net in the fourth quarter of 2021 was $21.7 million, compared with other expenses, net of $0.3 million in the same quarter of 2020. Included in other income, net in the fourth quarter of 2021, $21.7 million was derived from change in fair value on our equity investment. The gain in fair value change on our equity investment, after respective income tax of $5.0 million, was $16.7 million.

Net income was $8.7 million in the fourth quarter of 2021, compared with net loss of $ $3.2 million in the same quarter of 2020.

Net income per American Depository Share (“ADS”) was $0.08 in the fourth quarter of 2021, compared with net loss per ADS of $0.03 in the same quarter of 2020. Each ADS represents two ordinary shares. The diluted net income per ADS in the fourth quarter of 2021 was $0.07, compared with the diluted net loss per ADS of $0.03 in the same quarter of 2020.

In the fourth quarter of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,270,996, and 113,056,695 in diluted weighted average number.

Adjusted EBITDA, which represents income / (loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was income of $16.2 million in the fourth quarter of 2021, compared with loss of $0.5 million in the same quarter of 2020.

As of December 31, 2021, the Company had cash and cash equivalents and restricted cash of $59.6 million, compared with $65.5 million as of December 31, 2020.

Full Year 2021 Financial Results

Total revenues increased by 12.0% year-over-year to $446.1 million from $398.2 million in 2020. Revenues generated from product sales were $435.2 million, compared with $382.1 million in 2020. Revenues from services and others were $10.9 million, compared with $16.1 million in 2020. Included in product sales, revenues from apparel increased by 73.6% to $274.2 million for the full year of 2021, compared with $157.9 million in 2020. Revenues from apparel represented 63.0% of total product sales for the full year of 2021, and 41.3% in 2020.

Total cost of revenues was $239.4 million for the full year of 2021, compared with $222.0 million in 2020. Cost for product sales was $235.2 million for the full year of 2021, compared with $211.4 million in 2020. Cost for services and others was $4.2 million for the full year of 2021, compared with $10.6 million in 2020.

Gross profit for the full year of 2021 was $206.7 million, compared with $176.2 million in 2020. Gross margin was 46.3% for the full year of 2021, compared with 44.2% in 2020. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses for the full year of 2021 were $222.8 million, compared with $172.3 million in 2020.

•	Fulfillment expenses for the full year of 2021 were $29.6 million, compared with $28.0 million in 2020. As a percentage of total revenues, fulfillment expenses were 6.6% for the full year of 2021, compared with 7.0% in 2020.

•	Selling and marketing expenses for the full year of 2021 were $154.2 million, compared with $112.1 million in 2020. As a percentage of total revenues, selling and marketing expenses were 34.6% for the full year of 2021, compared with 28.2% in 2020.

•	G&A expenses for the full year of 2021 were $39.7 million, compared with $33.2 million in 2020. As a percentage of total revenues, G&A expenses were 8.9% for the full year of 2021, compared with 8.3% in 2020. Included in G&A expenses, R&D expenses for the full year of 2021 were $20.3 million, compared with $15.2 million in 2020.

Loss from operations was $16.1 million for the full year of 2021, compared with income from operations of $3.9 million in 2020.

Other income, net was $39.3 million for the full year of 2021, compared with $12.9 million in 2020. Included in other income, net, change in fair value on our equity investment was $38.8 million for the full year of 2021, compared with $13.4 million in 2020. The gain in fair value change on our equity investment, after respective income tax of $9.3 million, was $29.5 million for the full year of 2021, compared with $10.1 million after respective income tax of $3.3 million in 2020.

Net income was $13.5 million for the full year of 2021, compared with $13.3 million in 2020.

Net income per American Depository Share (“ADS”) was $0.12 for the full year of 2021, compared with $0.12 in 2020. Each ADS represents two ordinary shares. The diluted net income per ADS for the full year of 2021 was $0.12, compared with $0.12 in 2020.

For the full year of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,153,059, and 113,284,489 in diluted weighted average number.

Adjusted EBITDA, which represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $27.9 million for the full year of 2021, compared with $22.8 million in 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on March 30, 2022 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6259627. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through April 6, 2022. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	6259627

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
ASSETS
Current Assets
Cash and cash equivalents	61,477	55,942
Restricted cash	4,052	3,660
Accounts receivable, net of allowance for credit losses	1,302	1,625
Amounts due from related parties	2,882	2,730
Inventories	9,919	11,997
Prepaid expenses and other current assets	5,176	7,947
Total current assets	84,808	83,901
Property and equipment, net	3,812	3,312
Intangible assets, net	9,416	8,232
Goodwill	29,745	30,440
Operating lease right-of-use assets	12,243	11,584
Long-term rental deposits	707	1,218
Long-term investments	17,297	56,383
Other non-current assets	-	296
TOTAL ASSETS	158,028	195,366

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	16,953	23,535
Amounts due to related parties	167	-
Advance from customers	33,279	24,789
Operating lease liabilities	4,269	3,784
Accrued expenses and other current liabilities	42,183	57,819
Total current liabilities	96,851	109,927

Operating lease liabilities	8,118	7,864
Long-term payable	124	78
Deferred tax liabilities	3,558	517
Unrecognized tax benefits	-	13,101
TOTAL LIABILITIES	108,651	131,487

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,260	282,382
Treasury shares	(30,207)	(29,309)
Accumulated other comprehensive income	1,795	2,737
Accumulated deficit	(204,571)	(192,072)
Non-controlling interests	83	124
TOTAL EQUITY	49,377	63,879
TOTAL LIABILITIES AND EQUITY	158,028	195,366

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Revenues
Product sales	129,478	110,450	382,075	435,170
Services and others	3,267	2,700	16,076	10,933
Total revenues	132,745	113,150	398,151	446,103
Cost of revenues
Product sales	(71,704)	(58,186)	(211,430)	(235,237)
Services and others	(1,410)	(1,564)	(10,567)	(4,156)
Total Cost of revenues	(73,114)	(59,750)	(221,997)	(239,393)
Gross profit	59,631	53,400	176,154	206,710
Operating expenses
Fulfillment	(8,843)	(7,527)	(27,967)	(29,588)
Selling and marketing	(43,987)	(41,063)	(112,146)	(154,176)
General and administrative	(10,467)	(12,513)	(33,160)	(39,733)
Other operating income	958	230	974	675
Total operating expenses	(62,339)	(60,873)	(172,299)	(222,822)
(Loss) / Income from operations	(2,708)	(7,473)	3,855	(16,112)
Interest income	46	12	103	59
Interest expense	(14)	(2)	(92)	(13)
Other expense / other income, net*	(276)	21,745	12,898	39,322
Total other (loss) / income	(244)	21,755	12,909	39,368
Income / (Loss) before income taxes	(2,952)	14,282	16,764	23,256
Income tax expense	(231)	(5,542)	(3,418)	(9,802)
Net (loss) / income	(3,183)	8,740	13,346	13,454
Less: Net income attributable to non-controlling interests	9	285	29	325
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.	(3,192)	8,455	13,317	13,129

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
—Basic	224,022,740	224,541,992	220,419,544	224,306,117
—Diluted	224,022,740	226,113,389	225,904,549	226,568,979

Net (loss) / income per ordinary share
—Basic	(0.01)	0.04	0.06	0.06
—Diluted	(0.01)	0.04	0.06	0.06

Net (loss) / income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.03)	0.08	0.12	0.12
—Diluted	(0.03)	0.07	0.12	0.12

*Other expense / other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Net (loss) / income	(3,183)	8,740	13,346	13,454

Less: Interest income	46	12	103	59
Interest expense	(14)	(2)	(92)	(13)
Income tax expense	(231)	(5,542)	(3,418)	(9,802)
Depreciation and amortization	(673)	(817)	(2,443)	(3,299)
EBITDA	(2,311)	15,089	19,196	26,509

Less: Share-based compensation	(1,852)	(1,127)	(3,606)	(1,382)
Adjusted EBITDA*	(459)	16,216	22,802	27,891

* Adjusted EBITDA represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.